UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JURE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

48207R 100
(CUSIP Number)

Nora Coccaro
1818 - 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
(604) 602-1717
(Name, address and telephone number of person
authorized to receive notices and communications)

December 20, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box( ).

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SCHEDULE 13D

CUSIP No. 48207R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zmax Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Corporation formed in the Province of British Columbia, Canada..

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 241,072

	8.	Shared Voting Power 0.

	9.	Sole Dispositive Power 241,072

	10.	Shared Dispositive Power 0.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Zmax Capital Corp. 241,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This schedule relates to the common stock, par value $0.01 per share, of Jure Holdings, Inc. Jure Holdings, Inc. is a Florida corporation with principal executive offices located at 1818 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 ("Issuer"). This schedule reports holdings and transactions as of December 20, 2002.

Item 2. Identity and Background

(a)	This statement is filed by Zmax Capital Corp.
(b)	The principal address for Zmax Capital Corp. is 1818 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.
(c)	Zmax Capital Corp. is a corporation that provides financial consulting services and leases office space.
(d)	Zmax Capital Corp. has not been convicted in a criminal proceeding during the last five years.
(e)

During the last five years, Zmax Capital Corp. has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Zmax Capital Corp. is a corporation formed under the laws of the Province of British Columbia, Canada.

Item 3. Source and Amount of Funds or Other Consideration

Zmax Capital Corp. acquired 158,385 shares of the Issuer's common stock on December 19, 2002 in exchange for the settlement of debt based on loans made by Zmax Capital Corp. to the Issuer. The debt settlement amounted to $15,838.53 in loans and interest, which settlement was agreed upon by the respective boards of each corporation.

Zmax Capital Corp. acquired 82,687 shares of the Issuer's common stock on December 19, 2002 in exchange for the settlement of debt based on the provision of office space by Zmax Capital Corp. to the Issuer. The debt settlement amounted to $41,343.57 in unpaid office lease expenses, which settlement was agreed upon by the respective boards of each corporation.

Item 4. Purpose of Transaction

Zmax Capital Corp.'s acquisition of the common stock of purchaser was to settle debts owed by Issuer to Zmax Capital Corp. in an effort to make the Issuer's financial condition more attractive to prospective business opportunities by reducing debts carried on the Issuer's financial statements.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the corporation named in Item 2 may be found in rows 11 and 13 of the cover page.
(b)	The powers which the reporting person(s) identified in the preceding paragraph have relative to the common stock discussed herein may be found in rows 7 through 10 of the cover page.
(c)

On January 30, 2003, Zmax Capital Corp. entered into a Stock Purchase Agreement with Charlotte Vetterli for the sale of the 241,072 common shares of the Issuer. The sale of the Issuers stock was completed on or about February 28, 2003.

(d)	No other person or entity has the right to receive or the power to direct the receipt of dividends from the sale of the Issuer's securities.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 19, 2002, Zmax Capital Corp. and the Issuer entered into a Debt Settlement Agreement whereby the Issuer agreed to issue 158,385 shares of its common stock as consideration for settling an amount of $15,838.53 due to Zmax Capital Corp. comprised of loans and interest. A copy of the agreement is attached hereto at page 5 as Exhibit A.

On December 19, 2002 Capital Corp. and the Issuer entered into a Debt Settlement Agreement whereby the Issuer agreed to issue 82,687 shares of its common stock as consideration for settling an amount of $41,343.57 due to Zmax Capital Corp. comprised of unpaid office lease expenses. A copy of the agreement is attached hereto at page 6 as Exhibit A.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Form 13D.

Exhibit	Page	Description
A	5	Debt Settlement Agreement dated December 19, 2002 between Zmax Capital Corp. and Jure Holdings, Inc.
B	6	Debt Settlement Agreement dated December 19, 2002 between Zmax Capital Corp. and Jure Holdings, Inc.
C	7	Stock Purchase Agreement dated January 30, 2003 between Zmax Capital Corp. and Charlotte Vetterli.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zmax Capital Corp. a British Columbia corporation
Date: April 21, 2003
/s/ Holly Goring By: Holly Goring, Secretary Zmax Capital Corp.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

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